UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
Or

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
TRANE TECHNOLOGIES
EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRANE TECHNOLOGIES PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Trane Technologies
Employee Savings Plan for Bargained Employees
Index
December 31, 2019 and 2018

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
Trane Technologies Employee Savings Plan for Bargained Employees
Davidson, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Trane Technologies Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Cherry Bekaert LLP
We have served as the Plan’s auditor since 2015.

Charlotte, North Carolina
June 29, 2020

Trane Technologies
Employee Savings Plan for Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments:
Plan’s interest in Trane Technologies Employee Savings Plan Master Trust (Note 4), at fair value	$9,205,827	$11,584,284
Receivables:
Notes receivable from participants	14,986	40,840
Net assets available for benefits	$9,220,813	$11,625,124
The accompanying notes are an integral part of these financial statements.

Trane Technologies
Employee Savings Plan for Bargained Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributable to:
Plan's interest in investment income (loss) of the Trane Technologies Employee Savings Plan Master Trust (Note 4)	$2,484,869	$(278,258)
Interest income on notes receivable from participants	2,124	1,809
Contributions:
Participant	213,998	197,011
Employer	114,623	91,427
Employee rollovers	77,492	3,754
Total additions	2,893,106	15,743
Deductions from net assets attributable to:
Participant withdrawals and distributions	3,270,789	1,300,616
Administrative expenses	17,900	30,122
Total deductions	3,288,689	1,330,738
Net (decrease) in net assets prior to transfers	(395,583)	(1,314,995)
Transfers to other Plans (Note 1)	(2,008,728)	—
Net (decrease)	(2,404,311)	(1,314,995)
Net assets available for benefits
Beginning of year	11,625,124	12,940,119
End of year	$9,220,813	$11,625,124
The accompanying notes are an integral part of these financial statements.

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

1	Description of the Plan
The following description of the Trane Technologies Employee Savings Plan for Bargained Employees (formerly known as Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. More complete descriptions are found in the governing Plan documents and the summary plan description.
History
The Plan is sponsored by Trane Technologies Company LLC (formerly known as Ingersoll-Rand Company), a U.S. subsidiary of Trane Technologies plc (formerly known as Ingersoll-Rand plc) ("Trane-plc") (Trane-plc, Trane Technologies Company LLC and its participating affiliates are collectively referred to as the "Company"), formerly known as Ingersoll-Rand plc. The Plan was established to provide retirement benefits to various collectively bargained groups of the Company. The Company established the Plan effective October 31, 1997 and the Plan was last amended and restated effective January 1, 2015.

On February 29, 2020, the Company completed its Reverse Morris Trust transaction (the “Transaction”) with Gardner Denver Holdings, Inc. (“Gardner Denver”) whereby the Company separated its former Industrial segment (“Ingersoll Rand Industrial”) through a pro rata distribution to shareholders of record as of February 24, 2020. Ingersoll Rand Industrial then merged into a wholly-owned subsidiary of Gardner Denver, which changed its name to Ingersoll-Rand Inc. The Company was renamed Trane Technologies plc. The Company now operates as a global climate innovator that brings efficient and sustainable climate solutions to buildings, homes and transportation driven by strategic brands and an environmentally responsible portfolio of products and services. To simplify the administrative burden of separation and continued plan administration, the Company and Gardner Denver agreed to separate the conveying employees prior to the close of the transaction into a newly formed plan, Ingersoll-Rand Industrial U.S., Inc. Employee Savings Plan for Bargained Employees (Industrial Plan). On December 31, 2019, affected participant's balances in the amount of $2,008,728 were transferred to the Industrial Plan which is sponsored by Ingersoll-Rand Industrial U.S., Inc., a subsidiary of Ingersoll-Rand, Inc. and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended ("IRC"). The Industrial Plan transferred with the Transaction.

The name change of the Company, Plan and underlying investments of the Plan were effective on various dates during 2020, but have been retroactively applied throughout these financial statements.

General
The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees whose terms of employment are governed by a collectively bargained agreement, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and Fidelity Workplace Services LLC is the recordkeeper of the Plan. The Plan’s assets are part of the Trane Technologies Employee Savings Plan Master Trust ("Master Trust"), formerly known as the Ingersoll-Rand Employee Savings Plan Master Trust.
The Trane Technologies Benefits Administration Committee (the “Committee”), formerly known as the Ingersoll-Rand Company Benefits Administration Committee, administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Trane-plc Benefits Design Committee, formerly known as the IR-plc Benefits Design Committee, approves recommended design changes to the Plan. The Plan requires that the Trane Technologies Stock Fund (formerly known as the Ingersoll Rand Stock Fund) be an investment option under the Plan. After the close of the Transaction, a newly formed Ingersoll-Rand Stock Fund was added as a frozen investment option which holds shares of Ingersoll-Rand, Inc. stock received in the transaction. The other investment options available under the Plan from time to time are selected by the Trane-plc Benefits Investment Committee, formerly known as the IR-plc Benefits Investment Committee. The Trane-plc Benefits Investment Committee monitors the investment options offered in the Plan other than those offered through the self-directed brokerage window. Participants direct investments among the Plan's investment options. The Plan intends to meet the requirements and regulations of ERISA Section 404(c).
Contributions
Generally, depending on the terms of the particular collective bargaining unit, participants may elect to contribute to the Plan 1% to 50% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Employee contributions are subject to limitations as defined by the IRC. For a certain bargained group, the Company makes matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ eligible compensation. For this same group, participants hired after June 20, 2013 are entitled to a non-

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

matching company contribution of 2% of the participant's eligible compensation. For another bargained group, the Company makes matching contributions to the Plan equal to 25% of the first 5% of pre-tax contributions made by participating employees, up to a maximum employer contribution of 1.25% of the participants’ eligible compensation. For this same group, participants hired on or after January 21, 2015 will receive matching contributions to the Plan equal to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants' eligible compensation and a non-matching contribution of 2% of the participants' eligible compensation. Matching and non-matching Company contributions are made in cash and invested in the same manner as the participant contributions. If a participant does not have an investment election on file, Company contributions are invested in the Plan's default investment fund which is the target date retirement fund corresponding to the participant's anticipated retirement date based on date of birth. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants are also allowed to rollover to the Plan amounts from certain other eligible tax-qualified plans to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) net of investment management fees. Each participant’s account is charged with participant withdrawals and distributions and applicable administrative expenses. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contribution (matching and non-matching) portion of their accounts (if applicable) varies based on the specific bargaining unit. A participant is 100% vested in Company contributions after three to five years of service, based on the specific bargaining unit, date of hire and type of company contribution. Based on the specific bargaining unit, Company matching and non-matching contributions, not otherwise vested, may become 100% vested upon the participant’s death, disability or the participant’s normal retirement date while employed.
Notes Receivable from Participants
For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have one outstanding loan at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.5%) at the time of the loan, as determined by the Committee. At December 31, 2019, outstanding loans bore interest rates ranging from 5.75% to 9.00%. Principal and interest are paid ratably through payroll deductions.
Participant Withdrawals and Distributions
On termination of employment, a participant may select from various distribution options depending on the collective bargaining unit. In the case of an employee's termination because of death, the entire account balance is paid to the valid designated beneficiary under the Plan or, if none is designated, then pursuant to the terms of the Plan. In case of termination because of any reasons other than death, the participants entitled to the vested balance. The participant may, under certain conditions and depending on the collective bargaining unit, take certain in-service withdrawals from the Plan while employed, subject to certain limitations as to purpose and source of funds.
Forfeited Accounts
At December 31, 2019 and 2018, forfeited non-vested accounts were $349 and $1,413. Forfeited non-vested amounts may be used to reduce future employer contributions, make restorations or pay plan expenses. In 2019 and 2018, employer contributions were reduced by $59 and $444 respectively, from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan investments are part of the Master Trust, which provides unified investment management. Fidelity, invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Master Trust are reported at fair value. Fair value is described in Note 3. The Trane-plc Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain investment management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain investment management fees and operating expenses are reflected as a reduction of investment returns or an increase to investment losses for such investments in the form of an expense ratio.
The Statements of Changes in Net Assets Available for Benefits include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Net appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. General administrative fees are deducted quarterly from Plan accounts and are included in these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Participant directed transaction expenses such as loan fees and withdrawal fees may be paid for by the participant and are included in these financial statements.
Participant Withdrawals and Distributions
Distributions are recorded in the Plan's financial statements when paid. There were no approved and unpaid amounts as of December 31, 2019 and 2018.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.
Recently Adopted Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This guidance requires the disclosure of the Plan's dollar amount of their interest in each general type of investment held by the master trust. In addition, the guidance requires disclosure of the master trust's other asset and liability balances and the Plan's interest in each of those other assets and liability balances. This guidance requires retrospective application and is effective for annual reporting periods beginning on or after December 15, 2018. The adoption has been reflected in Note 4.

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Observable inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Investment options are not common across all Plans participating in the Master Trust. There have been no changes in the methodologies used as of December 31, 2019 and 2018. There have been no significant transfers between leveling categories. Following is a description of the valuation methodologies used for assets measured at fair value.
Trane Technologies Stock Fund (formerly known as Ingersoll-Rand Stock Fund): The Trane Technologies Stock Fund represents investment in the ordinary shares of the ultimate parent Company, along with a minor amount of short-term investments, to provide liquidity. See Note 1 for a discussion related to the change in the name of the fund related to the Transaction. There were no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The shares of the fund were valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent was used for fair value purposes as a practical expedient. NAVs were calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Trane-plc, which is listed on the NYSE and was valued at its quoted market price at the daily close of the NYSE. A small portion of the fund was invested in short-term money market instruments. In January 2020, investment in the units of the unitized stock fund was converted to investment in real-time traded ordinary shares of the Company.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Master Trust at year end. Investments in registered investment companies generally may be redeemed daily and are classified as Level 1.
Common collective trusts - index funds: These assets represent investments in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Common collective trusts - target date retirement funds: These assets represent investments in an asset mix of equity, fixed income and short term investments using an asset allocation strategy appropriate for the fund’s particular time frame. The asset mix is determined by a glide path based on the investor’s assumed age and target retirement year. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

Separate accounts - fixed income bond funds: These assets are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The fund consists of fixed income securities similar to its benchmark index, the Barclay U.S. Aggregate Bond Index. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund.
Separate accounts - stable value funds: Investments are privately managed investments created for a single group of plans in a single master trust maintained by the Company. The account primarily consists of investment contracts issued by financial institutions and other eligible stable value investments. The fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. There are no unfunded commitments or redemption frequency restrictions.  Transfers to other investment funds could be limited under certain conditions.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments are held in the Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Master Trust are held by Fidelity. Each participating retirement plan has an identifiable interest in the Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income (loss) earned and received by the Master Trust on the basis of the adjusted value of each plan at each measurement date.
Summarized Master Trust information follows at December 31:

	2019
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$541,626,724	$796,920
Self-directed brokerage accounts	384,348,174	—
Common collective trusts	3,310,211,084	5,736,089
Separate accounts	356,378,796	716,422
Trane Technologies Stock Fund	1,219,340,858	1,956,396
Investments, at fair value	$5,811,905,636	$9,205,827

	2018
	Master Trust Balances	Plan's interest in Master Trust Balances
Investments, at fair value
Mutual funds	$429,475,393	$1,048,626
Self-directed brokerage accounts	324,260,750	—
Common collective trusts	2,700,908,720	7,246,556
Separate accounts	335,816,543	939,278
Trane Technologies Stock Fund	915,990,028	2,349,824
Investments, at fair value	$4,706,451,434	$11,584,284

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

The following summarizes the net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Master Trust for the years ended December 31:

	2019	2018
Investment income (loss):
Net appreciation (depreciation) in fair value of investments
Mutual funds	$123,757,607	$(55,806,990)
Self-directed brokerage accounts	69,530,309	(18,229,128)
Common collective trusts	621,717,204	(162,918,080)
Separate accounts	17,700,528	4,208,884
Trane Technologies Stock Fund	389,051,513	24,425,771
	1,221,757,161	(208,319,543)
Interest and dividend income	33,382,127	33,481,531
Total investment income (loss)	$1,255,139,288	$(174,838,012)

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2019:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$188,912,557	$188,912,557
Fixed income bond funds	—	—	—	167,466,239	167,466,239
Mutual funds	541,626,724	—	—	—	541,626,724
Self-directed brokerage accounts	384,348,174	—	—	—	384,348,174
Common collective trusts:
Index funds	—	—	—	1,257,065,468	1,257,065,468
Target date retirement funds	—	—	—	2,053,145,616	2,053,145,616
Trane Technologies Stock Fund	—	—	—	1,219,340,858	1,219,340,858
Total Investments, at fair value	$925,974,898	$—	$—	$4,885,930,738	$5,811,905,636
(a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

The following summarizes the classification of the Master Trust investments by classification and method of valuation as of December 31, 2018:

	Level 1	Level 2	Level 3	Not subject to leveling (a)	Total
Master Trust
Investments at fair value:
Separate accounts:
Stable value funds	$—	$—	$—	$179,824,290	$179,824,290
Fixed income bond funds	—	—	—	155,992,253	155,992,253
Mutual funds	429,475,393	—	—	—	429,475,393
Self-directed brokerage accounts	324,260,750	—	—	—	324,260,750
Common collective trusts:
Index funds	—	—	—	1,044,381,713	1,044,381,713
Target date retirement funds	—	—	—	1,656,527,007	1,656,527,007
Trane Technologies Stock Fund	—	—	—	915,990,028	915,990,028
Total Investments, at fair value	$753,736,143	$—	$—	$3,952,715,291	$4,706,451,434

 (a) In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the summarized Master Trust Investments, at fair value earlier in this Note.

5	Tax Status
The U.S. Internal Revenue Service ("IRS") has determined and informed the Company by a favorable determination letter dated October 25, 2017, that the Plan and related trust are qualified in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. Although the Plan has been amended since receiving the determination letter, Plan management, the Committee and the Plan's counsel believe that the Plan is being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6	Party-In-Interest Transactions
Certain Plan investments held in the Master Trust are managed by one or more affiliates of Fidelity. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments were units of the Trane Technologies Stock Fund which primarily invested in ordinary shares of Trane-plc. These transactions qualify as permitted party-in-interest transactions. In January 2020, the units of the fund were converted to real-time traded ordinary shares of Trane-plc.
Additionally, notes receivable from participants are also considered to be party-in-interest transactions because they are transactions with Plan participants. Fees paid and interest earned during the year, in connection with these parties-in-interest, were based on customary and reasonable rates for such transactions.

7	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to modify or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA, IRC and applicable collective bargaining agreements. In the event of Plan termination, all affected participants would become 100% vested in unvested Company contributions in accordance with applicable law.

Trane Technologies
Employee Savings Plan for Bargained Employees
Notes to Financial Statements
December 31, 2019 and 2018

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for investment options in any combination of equity and fixed income investments in the U.S. and abroad through various investment options.  Investment asset classes are exposed to various risks, such as market, interest rate, inflation, foreign currency, economic, political and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9	Subsequent Event
On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID -19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. While the length and severity of this pandemic cannot be reasonably estimated, the values of the Plan’s investment securities have been subject to volatility. Economic, market conditions and other effects of the COVID -19 outbreak may continue to affect the Plan. Because of the uncertainty of the duration or impact of this pandemic, the short and long-term financial impact to the Plan cannot be reasonably estimated at this time.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act were effective and operationalized immediately, prior to amending the Plan document. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions beginning in 2020 will be delayed by one year, but may still be received at the request of a participant.

Schedule I

Trane Technologies
Employee Savings Plan for Bargained Employees
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

Plan Sponsor:	Trane Technologies Company LLC
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Master Trust, excluding participant loans	Master Trust 0.16% participation	**	$9,205,827
*	Notes receivable from participants ***	Due 01/01/2020 - 10/20/2023 5.75% - 9.00%	—	14,986
	TOTAL ASSETS (Held at End of Year)			$9,220,813

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments; therefore, this information is omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TRANE TECHNOLOGIES EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 29, 2020	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Chair, Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Cherry Bekaert LLP